Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aeroflex Incorporated:

We consent to the use of our report dated September 1, 2010 incorporated by reference in the registration statement on Form S-1 of Aeroflex Incorporated (the Company) and to the reference to our firm under the heading “Experts” in the prospectus.  Our report refers to the Company’s change in accounting for business combinations effective for those business combinations consummated after June 30, 2009 due to the adoption of ASC 805 (formerly SFAS 141R), Business Combinations. Our report also refers to the acquisition of all of the outstanding stock of Aeroflex Incorporated by Aeroflex Holding Corp., which has resulted in a different cost basis than that for the periods before the acquisition.

/s/ KPMG LLP

Melville, New York
October 5, 2010